

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2019

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

> **Re: Change Healthcare Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2019**
> **File No. 333-230345**

Dear Mr. de Crescenzo :

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2019 letter.

Form S-1 filed March 15, 2019

Summary Historical Financial and Other Data
Summary Historical Consolidated Financial Data of Change Healthcare LLC, page 22

1. We are unable to recalculate the total depreciation and amortization amount shown in your non-GAAP reconciliation on page 25. To this extent, the total of the amounts disclosed on page F-56 for depreciation expense and page F-57 for amortization expense do not sum to the amounts shown here. Please revise or advise to clarify what is included in this line item adjustment.

2. We note your response and revision to prior comment 1 and that the adjustment made to arrive at Adjusted Net Income relates only to acquired identifiable intangible assets. Please tell us in more detail why you believe this measure provides meaningful

information to investors about the performance of your core operations. Considering that this adjustment results in a performance measure that ignores the effects of purchase accounting, tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

<u>Unaudited Pro Forma Condensed Financial Information, page 95</u>

3. Please complete the columnar amounts within your Unaudited Pro Forma Condensed Financial Information and the related Notes to Unaudited Pro Forma Financial Statements in order to facilitate further review.

<u>Notes to Unaudited Pro Forma Financial Statements, page 102</u>

4. We note the historical basis amounts in the table in footnote 3.a on page 103 have changed since the prior amendment. Please clarify how you determined these amounts. In addition, please revise your disclosure to clarify how you determined the pro forma fair value amounts, including any assumptions used. See Rule 11-02(b)(6) of Regulation S-X.

5. Please revise the description of footnote 3.b on page 103 to clearly explain the purpose of this adjustment and any assumptions involved in the calculations. See Rule 11-02(b)(6)of Regulation S-X.

6. We note the adjustment described in footnote 4.a on page 104 related to management and advisory fees paid to McKesson. Please tell us whether, upon termination of this management services agreement, the Company will need to hire additional consultants to provide similar services or incur related or similar costs. If applicable, please revise to state this fact and include these estimated expenses and assumptions in your pro forma financial statements pursuant to the guidance in Rules 11-01(a)(8) and 11-02(b)(6) of Regulation S-X.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services